Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS OF THE ROUSE COMPANY LP, A SUBSIDIARY

OF GENERAL GROWTH PROPERTIES, INC.

(Debtor-in-Possession)

The following is unaudited consolidated financial information for our subsidiary, The Rouse Company LP (“TRCLP”), as of March 31, 2010 and December 31, 2009 and for the three months ended March 31, 2010 and 2009.

Debtors in Possession

As we had significant past due, or imminently due, and cross-collateralized or cross-defaulted debt, GGP and certain of GGP’s domestic subsidiaries, including TRCLP and certain of TRCLP’s subsidiaries, filed voluntary petitions for relief under Chapter 11. On April 22, 2009, certain additional domestic subsidiaries of GGP and TRCLP (collectively with the subsidiaries filing on the Petition Date, the Company and the Operating Partnership, the “Debtors”) of the Company also filed voluntary petitions for relief in the Bankruptcy Court (collectively, the “Chapter 11 Cases”) which the Bankruptcy Court has ruled may be jointly administered.  However, neither GGMI, certain of GGP’s wholly-owned subsidiaries, nor any of our joint ventures, (collectively, the “Non-Debtors”) either consolidated or unconsolidated, have sought such protection.

In the aggregate, the Debtors own and operate 166 of the more than 200 regional shopping centers that GGP owns and manages, of which 42 are indirectly wholly-owned by TRCLP.  In addition, through certain of its wholly-owned subsidiaries, TRCLP owns a noncontrolling interest in GGPLP L.L.C., which owns 85 regional shopping centers.  The Non-Debtors are continuing their operations and are not subject to the requirements of Chapter 11.  Pursuant to Chapter 11, a debtor is afforded certain protection against its creditors and creditors are prohibited from taking certain actions (such as pursuing collection efforts or proceeding to foreclose on secured obligations) related to debts that were owed prior to the commencement of the Chapter 11 Cases.  Accordingly, although the commencement of the Chapter 11 Cases triggered defaults on substantially all debt obligations of the Debtors, creditors are stayed from taking any action as a result of such defaults.  Absent an order of the Bankruptcy Court, these pre-petition liabilities are subject to settlement under a plan of reorganization.

Since the Petition Date, the Bankruptcy Court has granted various motions that allow GGP and TRCLP  to continue to operate its business in the ordinary course without interruption; and covering, among other things, employee obligations and incentive compensation, critical service providers, tax matters, insurance matters, tenant and contractor obligations, claim settlements, ordinary course property sales, cash management, cash collateral, alternative dispute resolution, settlement of pre-petition mechanics liens and department store transactions.

Through April 30, 2010, of the total 388 Debtors with approximately $21.83 billion of debt that filed for Chapter 11 protection, 260 Debtors (the “Track 1 Debtors”) owning 145 properties with $14.80 billion of secured mortgage loans filed consensual plans of reorganization (the “Track 1 Plans”).  TRCLP indirectly wholly owns 36 Track 1 Debtor operating properties through 77 Debtors with approximately $4.96 billion of secured mortgage debt. The effectiveness of the plans of reorganization and emergence from bankruptcy of the remaining Track 1 Debtors continued in 2010 and is expected to be completed in May 2010. The Chapter 11 Cases for the remaining Debtors (generally, GGP, GGPLP and other holding company or investment subsidiaries, including TRCLP, (the “TopCo Debtors”) which own certain individual or groups of properties and also our Oakwood operating property Debtor with a secured loan of $95.0 million, (collectively, with the TopCo Debtors, the “Remaining Debtors”)) will continue until their respective plans of reorganization are filed with the Bankruptcy Court, approved by the applicable classes of creditors and confirmed by the Bankruptcy Court.

In regard to the Track 1 Plans, a total of 215 Debtors owning 111 properties with $11.54 billion of secured mortgage debt emerged from bankruptcy as of March 31, 2010 (the “Emerged Debtors”).  Of the Emerged Debtors, 102 Debtors owning 61 properties with $6.88 billion of secured mortgage debt emerged from bankruptcy during the three months ended March 31, 2010, while 113 Debtors owning 50 properties with $4.66 billion secured debt had emerged from bankruptcy as of December 31, 2009. Included in those numbers were 26 TRCLP Debtors owning 11 properties with $1.83 billion of secured mortgage debt that emerged from bankruptcy during the three months ended March 31, 2010, and 37 Debtors owning 16 properties with $1.65 billion secured debt that had emerged from bankruptcy as of December 31, 2009.  Furthermore, subsequent to March 31, 2010, five of the Remaining Debtors owning two properties with $513.2 million of secured mortgage debt emerged from bankruptcy.  Included in those numbers were two TRCLP Debtors, owning one property with $240.2 million of secured mortgage debt that emerged from bankruptcy.

As described above, we have received legal protection from our creditors pursuant to the Chapter 11 Cases.  In such regard, we have the exclusive right until July 15, 2010 to file a plan of reorganization and until September 15, 2010 to solicit acceptances of such a plan.  If we do not file a plan of reorganization for the Remaining Debtors prior to the lapse of the exclusivity period, any party in interest would be able to file a plan of reorganization for any of the Remaining Debtors.

Our potential inability to negotiate and obtain confirmation of a mutually agreeable plan of reorganization for the Remaining Debtors and to address our remaining future debt maturities raise substantial doubts as to our ability to continue as a going concern. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, as a result of the Chapter 11 Cases, such realization of assets and satisfaction of liabilities are subject to a significant number of uncertainties. Our consolidated financial statements do not reflect any adjustments related to the recoverability of assets and satisfaction of liabilities that might be necessary should we be unable to continue as a going concern.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of TRCLP, its subsidiaries and joint ventures in which it has a controlling interest. For consolidated joint ventures, the noncontrolling partner’s share of the assets, liabilities and operations of the joint ventures (generally computed as the joint venture partner’s ownership percentage) is included in noncontrolling interests in consolidated real estate affiliates as permanent element of capital. All significant intercompany balances and transactions have been eliminated.

In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been included. The results for the interim periods ended March 31, 2010 are not necessarily indicative of the results to be obtained for the full fiscal year.

Reclassifications

Certain amounts in the 2009 Consolidated Financial Statements have been reclassified to conform to the current period presentation.  Specifically, we reclassified $11.8 million of cleaning, landscaping and trash expenses from property maintenance costs to other property operating costs.

Accounting for Reorganization

The accompanying consolidated financial statements presented below have been prepared in accordance with the generally accepted accounting principles related to financial reporting by entities in reorganization under the Bankruptcy Code, and on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Such accounting guidance also provides that if a debtor, or group of debtors, has significant combined assets and liabilities of entities which have not sought Chapter 11 bankruptcy protection, the debtors and non-debtors should continue to be combined.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  For example, significant estimates and assumptions have been made with respect to useful lives of assets, capitalization of development and leasing costs, provision for income taxes, recoverable amounts of receivables and deferred taxes, initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to acquisitions, impairment of long-lived assets and goodwill, Fair Value of debt of the Emerged Debtors and cost ratios and completion percentages used for land sales.  Actual results could differ from these and other estimates.

Critical Accounting Policies

Critical accounting policies are those that are both significant to the overall presentation of TRCLP’s financial condition and results of operations and require management to make difficult, complex or subjective judgments.  Our critical accounting policies for the fiscal year ended December 31, 2009 have not changed during the three months ended March 31, 2010.

MANAGEMENT’S DISCUSSION OF TRCLP OPERATIONS AND LIQUIDITY

Revenues

Tenant rents (which includes minimum rents, tenant recoveries, and overage rents) decreased by $8.2 million in the first three months of 2010 primarily due to a $6.0 million decrease in tenant recoveries primarily as a result of additional rent relief offerings and gross deal conversions.  Land sales revenues were $5.0 million and $9.0 million in the first three months of 2010 and 2009, respectively.  There were no land sales for the three months ended March 31, 2010 and 2009 in our Fairwood and Columbia communities in Maryland, as well as our Summerlin community in Las Vegas, Nevada for the three months ended March 31, 2010.

Operating expenses

Operating expenses decreased by $210.8 million due primarily to a $207.9 million reduction in provisions for impairment.  In the three months ended March 31, 2009, we recorded impairment charges related to allocated goodwill of $109.4 million, impairment charges of $40.3 million related to Owings Mills Mall, an impairment charge of $52.8 million related to our Fairwood master planned community and impairment charges of $5.7 million related to pre-development costs.

Interest Expense

The decrease in interest expense is primarily due to decreases in deferred financing cost amortization related to Emerged Debtors.

(Provision for) benefit from income taxes

The increase in (provision for) benefit from income taxes for the three months ended March 31, 2010 was primarily attributable to the recognition of income at our taxable REIT subsidiaries compared to a net loss in the first three months of 2009 due to, among other items, the Fairwood impairment discussed above.

Equity in income (loss) of unconsolidated real estate affiliates

The increase in equity in income of unconsolidated real estate affiliates is primarily due to an increase in net income at GGPLP LLC, in which TRCLP has a 9.3% ownership interest, for the three months ended March 31, 2010.

Reorganization Items

Reorganization items under the bankruptcy filings are expense or income items that were incurred or realized by the Debtors as a result of the Chapter 11 Cases and are presented separately in the consolidated statements of income and comprehensive income. These items include professional fees and similar types of expenses directly related to the bankruptcy filings, loss accruals or gains or losses resulting from activities of the reorganization process, and interest earned on cash accumulated by the Debtors as a result of the Chapter 11 cases.  However, for the period ended March 31, 2010, this amount primarily reflects only gains or losses resulting from activities of the reorganization process, including gains related to recording the mortgage debt at Fair Value upon emergence from bankruptcy and the gains resulting from agreements reached with certain critical vendors which were ratified by the Bankruptcy Court and for which payments on an installment basis began in July, 2009, all of which are specifically identifiable with individual properties.  Trustee fees have been paid by individual debtors.  Any other allocations of costs have not been made to individual debtors as all other costs remain subject to Bankruptcy Court approval.

Cash position and liquidity at March 31, 2010

TRCLP’s cash and cash equivalents increased $12.0 million to $59.7 million as of March 31, 2010. The cash position of TRCLP is largely determined at any point in time by the relative short-term demands for cash by TRCLP and GGP.

Our ability to continue as a going concern is dependent upon our ability to restructure our debt and complete plans of reorganization for the Remaining Debtors.

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES

(Debtor-in-possession)

A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	March 31,	December 31,
	2010	2009
	(Dollars in thousands)
Assets
Investment in real estate:
Land	$1,571,790	$1,573,186
Buildings and equipment	11,003,101	11,013,828
Less accumulated depreciation	(1,835,052)	(1,770,819)
Developments in progress	129,842	116,205
Net property and equipment	10,869,681	10,932,400
Investment in and loans to/from Unconsolidated Real Estate Affiliates	1,567,021	1,559,886
Investment land and land held for development and sale	1,693,140	1,678,811
Net investment in real estate	14,129,842	14,171,097
Cash and cash equivalents	59,656	47,610
Accounts and notes receivable, net	157,674	163,421
Goodwill	199,664	199,664
Deferred expenses, net	126,520	130,765
Prepaid expenses and other assets	557,045	586,561
Total assets	$15,230,401	$15,299,118

Liabilities and Capital
Liabilities not subject to compromise:
Mortgages, notes and loans payable	$5,265,261	$3,246,724
Investment in and loans to/from Unconsolidated Real Estate Affiliates	25,227	24,394
Deferred tax liabilities	849,491	856,747
Accounts payable and accrued expenses	444,037	395,066
Liabilities not subject to compromise	6,584,016	4,522,931
Liabilities subject to compromise	4,335,786	6,561,081
Total liabilities	10,919,802	11,084,012

Capital:
Partners’ capital	8,610,365	8,523,981
Accumulated other comprehensive loss	—	—
Receivable from General Growth Properties, Inc.	(4,320,039)	(4,329,594)
Partners’ capital attributable to General Growth Properties, Inc.	4,290,326	4,194,387
Noncontrolling interests in Consolidated Real Estate Affiliates	20,273	20,719
Total capital	4,310,599	4,215,106
Total liabilities and capital	$15,230,401	$15,299,118

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES

(Debtor-in-possession)

A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	Three Months Ended
	March 31,
	2010	2009
	(Dollars in thousands)
Revenues:
Minimum rents	$211,412	$211,011
Tenant recoveries	89,749	98,691
Overage rents	3,646	3,269
Land sales	5,070	8,986
Other	11,219	7,186
Total revenues	321,096	329,143
Expenses:
Real estate taxes	30,922	29,555
Property maintenance costs	17,601	12,109
Marketing	2,747	2,511
Other property operating costs	57,063	62,561
Land sales operations	9,811	10,614
Provision for doubtful accounts	2,453	4,353
Provisions for impairment	260	208,197
Property management and other costs	13,079	13,117
Depreciation and amortization	84,098	85,771
Total expenses	218,034	428,788
Operating income (loss)	103,062	(99,645)

Interest income	1,453	2,664
Interest expense	(126,676)	(132,160)
Loss before income taxes, non controlling interests, equity in income of Unconsolidated Real Estate Affiliates and reorganization items	(22,161)	(229,141)
(Provision for) benefit from income taxes	(3,120)	15,116
Equity in income (loss) of Unconsolidated Real Estate Affiliates	12,147	(2,406)
Reorganization items	100,122	—
Income (loss) from continuing operations	86,988	(216,431)
Discontinued operations- loss on dispositions	—	(240)
Net income (loss)	86,988	(216,671)

Allocation to noncontrolling interests	(484)	(453)
Net income (loss) attributable to General Growth Properties, Inc.	$86,504	$(217,124)

Comprehensive income, net:
Net income (loss) attributable to General Growth Properties, Inc.	$86,504	$(217,124)
Other comprehensive income	—	—
Comprehensive income (loss), net	$86,504	$(217,124)

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES

(Debtor-in-Possession)

A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CAPITAL

(UNAUDITED)

(Dollars in thousands)

				Noncontrolling
		Accumulated		Interests in
		other	Receivable from	Consolidated
	Partners’	comprehensive	General Growth	Real Estate
	Capital	loss	Properties, Inc.	Affiliates	Total Capital

Balance at January 1, 2009	$9,028,681	$(418)	$(4,220,504)	$20,196	$4,827,955
Net (loss) income	(217,124)	—	—	453	(216,671)
Receivable from General Growth Properties, Inc.	—	—	(32,330)	—	(32,330)
Contributions to (distributions from) non controlling interests in consolidated Real Estate Affiliates	—	—	—	(918)	(918)
Balance at March 31, 2009	$8,811,557	$(418)	$(4,252,834)	$19,731	$4,578,036

Balance at January 1, 2010	$8,523,981	$—	$(4,329,594)	$20,719	$4,215,106
Net income	86,504	—	—	484	86,988
Receivable from General Growth Properties, Inc.	—	—	9,555	—	9,555
Contributions to (distributions from) non controlling interests in consolidated Real Estate Affiliates	(120)	—	—	(930)	(1,050)
Balance at March 31, 2010	$8,610,365	$—	$(4,320,039)	$20,273	$4,310,599

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES

(Debtor-in-possession)

A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three Months Ended
	March 31,
	2010	2009
	(Dollars in thousands)

Cash flows from operating activities:
Net income (loss)	$86,988	$(216,671)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	84,098	85,771
Equity in (income) loss of Unconsolidated Real Estate Affiliates	(12,147)	2,406
Distributions received from Unconsolidated Real Estate Affiliates	5,088	3,282
Loss on dispositions	—	239
Provisions for impairment	260	208,197
Participation expense pursuant to Contingent Stock Agreement	—	(177)
Land development and acquisition expenditures	(15,395)	(13,317)
Cost of land sales	1,326	2,716
Provision for doubtful accounts	2,453	4,353
Straight-line rent amortization	(6,029)	(3,870)
Amortization of intangibles other than in-place leases	2,263	1,437
Amortization of deferred financing costs	2,235	(2,855)
Amortization of debt market rate adjustments	2,440	9,620
Reorganization items - financing costs related to emerged entities	31,334	—
Non-cash reorganization items	(131,993)	—
Net changes:
Accounts and notes receivable	9,317	(3,566)
Other assets	9,886	(9,108)
Accounts payable and accrued expenses and deferred tax liabilities	49,351	27,060
Other, net	(4,657)	(6,907)
Net cash provided by operating activities	116,818	88,610

Cash flows from investing activities:
Development of real estate and property additions/improvements	(23,030)	(24,474)
Proceeds from sales of investment properties	—	6,393
Distributions received from Unconsolidated Real Estate Affiliates in excess of income	2,730	2,944
Increase in investments in Unconsolidated Real Estate Affiliates	(1,950)	(10,059)
(Increase) decrease in restricted cash	(1,713)	(2,181)
Other, net	(1,350)	(752)
Net cash used in investing activities	(25,313)	(28,129)

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES

(Debtor-in-possession)

A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three Months Ended
	March 31,
	2010	2009
	(Dollars in thousands)

Cash flows from financing activities:
Principal payments on mortgages, notes and loans payable	(57,084)	(26,672)
Distributions from (advances to) General Growth Properties, Inc.	9,555	(32,330)
Change in deferred financing costs	—	(604)
Contributions to (distributions from) noncontrolling interests	(1,049)	(918)
Financing costs related to emerged entities	(31,334)	—
Other, net	453	(139)
Net cash (used in) provided by financing activities	(79,459)	(60,663)

Net change in cash and cash equivalents	12,046	(182)
Cash and cash equivalents at beginning of period	47,610	25,411
Cash and cash equivalents at end of period	$59,656	$25,229

Supplemental disclosure of cash flow information:
Interest paid	$91,407	$98,785
Interest capitalized	9,503	10,716
Income taxes paid	862	31
Reorganization items paid	31,871	—
Non-Cash Transactions:
Change in accrued capital expenditures incurred in accounts payable and accrued expenses	$(15,705)	$(462)
Debt market rate adjustment related to emerged entities	131,799	—